Trinseo Materials Operating S.C.A. 4, rue Lou Hemmer L-1748 Luxembourg-Findel Grand Duché de Luxembourg	Trinseo Materials Finance, Inc. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312 U.S.A.

December 6, 2013

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trinseo Materials Operating S.C.A. and Trinseo Materials Finance, Inc.

Registration Statement on Form S-4

Dear Mr. Schwall:

This letter is sent on behalf of Trinseo Materials Operating S.C.A. and Trinseo Materials Finance, Inc. (together, the “Issuer”) in connection with the proposed offer (the “Exchange Offer”) to exchange up to an aggregate principal amount of $1,325,000,000 of its 8.750% Senior Secured Notes due 2019 (the “Exchange Notes”) to be issued in the Exchange Offer for up to an aggregate principal amount of $1,325,000,000 of its outstanding 8.750% Senior Secured Notes due 2019 (the “Original Notes”), as described in the registration statement on Form S-4 filed with the United States Securities and Exchange Commission (the “Commission”) on September 30, 2013, and as amended by Amendment No. 1 filed with the Commission on the date hereof. The Issuer is registering the Exchange Offer in reliance on the position enunciated in the Commission Staff’s no-action letters to Exxon Capital Holdings Corporation (avail. May 13, 1989), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993).

The Issuer hereby makes the following representations and acknowledgments:

1.	The Issuer represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuer’s information and belief, each person who is expected to participate in the Exchange Offer will be acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any other person to participate in the distribution of the Exchange Notes. The Issuer’s representations set forth in this paragraph 1 with respect to each person who is expected to participate in the Exchange Offer is based solely on the representations expected to be received by the Issuer from each such person as outlined under the heading “Description of the Exchange Offer—Procedures for Tendering Original Notes” in the prospectus (the “Prospectus”) included in the Registration Statement.

2.	The Issuer represents that each person who is expected to participate in the Exchange Offer will be made aware, through appropriate disclosure in the letter of transmittal to be distributed in connection with the Exchange Offer

Trinseo Materials Operating S.C.A. 4, rue Lou Hemmer L-1748 Luxembourg-Findel Grand Duché de Luxembourg	Trinseo Materials Finance, Inc. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312 U.S.A.

(the “Letter of Transmittal”) and/or the Prospectus, that any person participating in the Exchange Offer with the intent to effect a distribution of the Exchange Notes may not rely on the Staff’s position in Exxon Capital Holdings Corporation, as developed in subsequent staff interpretations, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.	The Issuer acknowledges that a secondary resale transaction of the type described in paragraph 2 above should be covered by an effective registration statement containing the selling security-holder information required by Item 507 of Regulation S-K.

4.	The Issuer represents that broker-dealers who are expected to be participants in the Exchange Offer will be made aware, through appropriate disclosure in the Letter of Transmittal and/or the Prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the Prospectus for the Exchange Offer) in connection with the resale of such Exchange Notes and no such broker-dealer has entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes.

5.	The Issuer represents that it will not use the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. If you have any questions regarding the foregoing, please contact me at (610) 240-3203, or our counsel Nicholas Bonarrigo of Reed Smith LLP at (412) 288-5930.

Very truly yours,

/s/ John A. Feenan
Name: John A. Feenan Title: Executive Vice President and Chief Financial Officer